As filed with  the Securities and Exchange Commission on September 3, 2009
                                                 Registration No. 333-__________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        --------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                 --------------

                             PETROBRAS ENERGIA S.A.
   (Exact name of issuer of deposited securities as specified in its charter)

                                 --------------

                                       N/A
                   (Translation of issuer's name into English)

                                 --------------

                              Republic of Argentina
            (Jurisdiction of incorporation or organization of issuer)

                        --------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                        --------------------------------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                        --------------------------------

                              CT Corporation System
                   111 Eighth Avenue New York, New York 10011
                                 (212) 894-8800
    (Address, including zip code, and telephone number, including area code, of agent for service)

                        --------------------------------

                                   Copies to:
         Juan G. Giraldez, Esq.                     Herman H. Raspe, Esq.
  Cleary Gottlieb Steen & Hamilton LLP        Patterson Belknap Webb & Tyler LLP
           One Liberty Plaza                     1133 Avenue of the Americas
        New York, New York 10006                   New York, New York 10036

                        --------------------------------

It is proposed that this filing become effective under Rule 466:
                                        |_|  immediately upon filing.
                                        |_|  on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                        --------------------------------

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------------
                                                      Amount to       Proposed Maximum        Proposed Maximum
              Title of Each Class of                     be          Offering Price Per      Aggregate Offering        Amount of
            Securities to be Registered              Registered             Unit*                  Price**          Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each                     150,000,000            $5.00                $7,500,000              $418.50
representing ten (10) Class B common
shares of Petrobras Energia S.A.
------------------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

--------------------------------------------------------------------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS


                              Cross Reference Sheet


Item 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------

1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top Center.

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner.
              one American Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt  - Paragraphs (16)
              securities                                           and (17).

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (14).

       (iv)   The transmission of notices, reports and proxy       Face of Receipt  - Paragraph (13);
              soliciting material                                  Reverse of Receipt - Paragraphs (14), (15), (16),
                                                                   (17), (21), (22) and (23).
       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (14), (15) and (16).

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3), (6) and (7);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (14) and (18).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (22) and (23) (no
              agreement                                            provision for extensions).

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (viii) Rights of holders of Receipts to inspect the         Face of Receipt - Paragraph (13).
              transfer books of the Depositary and the list of
              holders of ADSs

       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (6),
              the underlying securities                            (7), (9) and (10).

       (x)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (7);
                                                                   Reverse of Receipt - Paragraphs (19) and (20).
  3.    Fees and charges which may be imposed directly or          Face of Receipt - Paragraph (10).
        indirectly on holders of ADSs

Item 2.           AVAILABLE INFORMATION                            Face of Receipt - Paragraph (13).

      The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 3.     EXHIBITS

      (a) Form of Deposit Agreement by and among Petrobras Energia S.A. (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (the "Deposit Agreement"). -- Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4.    UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among Petrobras Energia S.A., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 3rd day of September, 2009.

                                        Legal entity created by the Deposit
                                        Agreement under which the American
                                        Depositary Shares registered hereunder
                                        are to be issued, each American
                                        Depositary Share representing ten (10)
                                        Class B common shares of Petrobras
                                        Energia S.A.

                                        CITIBANK, N.A., solely in its capacity
                                        as Depositary



                                        By: /s/ Mark Gherzo
                                            -----------------------------------
                                            Name:  Mark Gherzo
                                            Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Petrobras Energia S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Buenos Aires, Argentina, on September 3, 2009.

                                       Petrobras Energia S.A.


                                       By: /s/ Decio Fabricio Oddone da Costa
                                           ------------------------------------
                                           Name:  Decio Fabricio Oddone da Costa
                                           Title: Chief Executive Officer


                                       By: Luis Miguel Sas
                                           ------------------------------------
                                           Name:  Luis Miguel Sas
                                           Title: Chief Financial Officer

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Luis Miguel Sas and Hector Daniel Casal, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, and hereby grants unto each of said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on September 3, 2009

Signature                                                Title
---------                                                -----

/s/ Jose Fernando de Freitas
---------------------------------------     Chairman of the Board of Directors
Jose Fernando de Freitas


/s/ Decio Fabricio Oddone da Costa
---------------------------------------     Chief Executive Officer and Director
Decio Fabricio Oddone da Costa


/s/ Luis Miguel Sas
---------------------------------------     Chief Financial Officer and Director
Luis Miguel Sas                              (Principal Financial Officer and
                                               Principal Accounting Officer)


/s/ Daniel Lima de Oliveira
---------------------------------------     Director
Daniel Lima de Oliveira


/s/ Jose Raimundo Brandao Pereira
---------------------------------------     Director
Jose Raimundo Brandao Pereira


/s/ Antonio Eduardo Monteiro de Castro
---------------------------------------     Director
Antonio Eduardo Monteiro de Castro


/s/ Roberto Luis Monti
---------------------------------------     Director
Roberto Luis Monti

/s/ Cedric Bridger
---------------------------------------     Director
Cedric Bridger


/s/ Roberto Alejandro Fortunati
---------------------------------------     Director
Roberto Alejandro Fortunati


/s/ Donald J. Puglisi
---------------------------------------     Authorized Representative in the
Donald J. Puglisi                           United States

                                Index to Exhibits

                                                               Sequentially
Exhibit         Document                                       Numbered Page
-------         --------                                       -------------

(a)             Form of Deposit Agreement

(d)             Opinion of counsel to the Depositary